JOHN HANCOCK INCOME SECURITIES TRUST

601 Congress Street

Boston, Massachusetts 02210

February 8, 2008

Mr. Brion R. Thompson, Esquire

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

VIA EDGAR

Re:	Proxy – Form Type PRE 14A (0001010521-08-000035)

John Hancock Income Securities Trust (the “Trust”) (File No. 811-04186) - Response to SEC comments on PRE 14A Filing made on January 28, 2008

Dear Mr. Thompson:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally on February 7, 2008, relating to the Trust’s preliminary proxy filing which was filed with the Commission on January 28, 2008 (accession no. 0001010521-08-000035). The Trust’s proxy materials relate to an annual meeting of shareholders of the Trust to be held on March 31, 2008. For the staff’s convenience, its comments are restated below, followed by the Trust’s responses. Please note that we have also included a Tandy letter as requested.

Information concerning Trustees

Comment 1: “Interested person” – Page 4

The staff requested that the registrant add disclosure regarding why Mr. Boyle is an interested person.

Response: Comment Accepted.

Footnote disclosure has been expanded to read as follows: * “Interested person”, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the fund and the Adviser. Mr. Boyle is Chairman of the Adviser as well as affiliated Trustee of the Fund, and is compensated by the Adviser and/or its affiliates.

Comment 2: “Miscellaneous” section – Page 11

Description of voting requirements under “Vote to Abstain” should be adjusted to reflect the application of a 40 act majority measurement.

Response: Comment Accepted.

Disclosure has been changed to read as follows: Vote to Abstain – Considered “present” for determining whether a quorum exists – Same effect as a vote “against” the proposal.

Comment 3: “Amendment of Declaration – Vote Requireed”

The staff asked that the registrant confirm that it is appropriate that the holders of Common and Preferred shares of the Trust vote as a single class with respect to amending the Declaration to permit the Board to delegate to a Dividend Committee the declaration of the Trust’s dividends.

Response: Confirmed

Consistent with the Trust’s Declaration of Trust (the “Declaration”), it is appropriate that the holders of Common and Preferred shares of the Trust vote as a single class with respect to amending the Declaration to permit the Board to delegate to a Dividend Committee the declaration of the Trust’s dividends.

Section 5.8 of the Declaration provides that holders of all classes of the Trust’s shares shall vote as a single class unless: (i) otherwise required by the Declaration, the Trust’s By-Laws, or the 1940 Act; or (ii) the Board has determined that the matter affects one or more classes differently than the other classes. None of the Declaration, the By-Laws, or the 1940 Act requires that the Common and Preferred shares vote separately on this proposal.

Moreover, the Board has not determined that the proposal affects the Common and Preferred shares differently. In this regard, we note that the principal function of the Dividend Committee would be to declare dividends of the Trust’s Common shares and ordinarily would have no role in determining the Preferred shares’ dividends, which are determined in the ordinary course through an auction process that, in contrast to the dividends paid on Common shares, is not subject to Board input or approval. In certain cases, however, principally to mitigate the potentially unfavorable tax treatment of a portion of Preferred share dividends, the Dividend Committee could declare a special Preferred share dividend, subject to Board ratification (as is the case with Common share dividends). Management of the Trust believes that the establishment of a Dividend Committee would result in increased efficiencies for both Common and Preferred shareholders and that neither class of shares would be disadvantaged by voting as a single class on this proposal.

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The staff’s comments and the Trust’s responses will be reflected in a definitive proxy filing

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (617) 663-4324.

Best regards,

/s/ Alfred P. Ouellette

Alfred P. Ouellette

Assistant Vice President and Senior Counsel

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